SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13D-2(A)

(Amendment No.)*

Zoo Entertainment, Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

98978F108

 (CUSIP Number)

Jay Wolf

c/o Zoo Entertainment, Inc.

3805 Edwards Road, Suite 605, Cincinnati, Ohio 45209

(513) 824-8297

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 11, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98978F108		SCHEDULE 13D
1	NAMES OF REPORTING PERSON Jay Wolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 206,097,604 shares of Common Stock(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 206,097,604 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 206,097,604 shares of Common Stock(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.9%(1)(2)
14		TYPE OF REPORTING PERSON IN

(1)  Includes (i) 40,534,000 shares of Common Stock, par value $0.001 per share (“Common Stock”) that are issuable upon conversion of 40,534 shares of  Series B Convertible Preferred Stock; (ii) 585,654 shares of Common Stock; (iii) 159,516,000 shares of restricted Common Stock; and (iv) non-qualified stock options to purchase 5,461,950 shares of Common Stock at an exercise price of $0.0041 per share.  Does not include non-qualified stock options to purchase 16,385,850 shares of Common Stock at an exercise price of $0.041 per share, which are not vested and not exercisable within the next sixty days.  Zoo Entertainment, Inc. has obtained approval from its stockholders of amendments to its certificate of incorporation authorizing an increase in the number of authorized shares of Common Stock from 250,000,000 shares to 3,500,000,000 shares (the “Share Increase Amendment”) and effecting a reverse stock split at a ratio of one for 600 shares of Common Stock (the “Reverse Split Amendment,” and together with the Share Increase Amendment, the “Charter Amendments”).    Immediately upon the effectiveness of the Share Increase Amendment, the 40,534 shares of Series B Convertible Preferred Stock will convert into 40,534,000 shares of Common Stock and the options to purchase 5,461,950 shares of Common Stock at an exercise price of $0.0041 will fully vest and become immediately exercisable.  Additionally, upon the effectiveness of the Charter Amendments, Mr. Wolf’s percentage of the class of securities identified above will decrease as a result of the conversion of 1,389,684 shares of Series A Convertible Preferred Stock and 1,188,439 shares of Series B Convertible Preferred Stock into shares of Common Stock, that are currently issued and outstanding.

(2)  Based on 31,624,429 shares of Common Stock reported by the Issuer to be issued and outstanding as of January 19, 2010 in the Issuer's Information Statement on Schedule 14C, as filed with the Securities and Exchange Commission on February 16, 2010.

Item 1. Security and Issuer
           This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (“Common Stock”), of Zoo Entertainment, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3805 Edwards Road, Suite 605, Cincinnati, Ohio 45209.

Item 2. Identity and Background

(a), (f)	This Schedule 13D is being filed by Jay Wolf, a citizen of the United States of America (the “Reporting Person”).

(b)	The business address of the Reporting Person is 3805 Edwards Road, Suite 605, Cincinnati, Ohio 45209.

(c)
The Reporting Person is the Executive Chairman of the Board of Directors and Secretary of the Issuer.  The principal business of the Issuer is to develop, publish and distribute video game software for use on major platforms.

(d)	During the last five years, the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person  has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Subject to the effectiveness (the “Effective Date”) of those certain amendments to the Issuer’s Certificate of Incorporation authorizing an increase in the number of authorized shares of the Issuer’s Common Stock from 250,000,000 shares to 3,500,000,000 shares (the “Share Increase Amendment”) and effecting a reverse stock split at a ratio of one for 600 shares of Common Stock (the “Reverse Split Amendment, “ and together with the Share Increase Amendment, the “Charter Amendments”), on February 11, 2010, the Issuer issued to Jay Wolf, Executive Chairman of the Board of Directors and Secretary of the Issuer, 159,516,000 shares of restricted Common Stock in consideration for Mr. Wolf agreeing to serve as Executive Chairman of the Board of Directors, and options to purchase 21,847,800 shares of Common Stock in consideration for his services as a director of the Issuer. The options have an exercise price of $0.0041 per share and vest as follows: commencing as of the Effective Date, 25% vest immediately, and 25 % vests on each of the first, second and third anniversaries of the date of grant.  The options cannot vest prior to the effectiveness of the filing of the Charter Amendments, and in the event the Charter Amendments are not filed prior to September 1, 2010, the options shall be deemed immediately canceled.

Item 4. Purpose of Transaction

           The recent acquisition of securities by the Reporting Person, has been a result of the issuance by the Issuer on February 11, 2010 of 159,516,000 shares of restricted Common Stock in consideration for the Reporting Person agreeing to serve as Executive Chairman of the Board of Directors, and options to purchase 21,847,800 shares of Common Stock in consideration for the Reporting Person’s services as a director of the Issuer. The options have an exercise price of $0.0041 per share and vest as follows: commencing as of the Effective Date, 25% vest immediately, and 25 % vests on each of the first, second and third anniversaries of the date of grant.  The options cannot vest prior to the effectiveness of the filing of the Charter Amendments, and in the event the Charter Amendments are not filed prior to September 1, 2010, the options shall be deemed immediately canceled.

The Reporting Person intends to continuously assess the Issuer's business, financial conditions, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities. Depending on such assessments, the Reporting Person may, from time to time, acquire shares of Common Stock or may determine to sell or otherwise dispose of all or some of its holdings of shares of Common Stock.

Item 5. Interest in Securities of the Issuer

           (a) Based on 31,624,429 shares of Common Stock reported by the Issuer to be issued and outstanding as of January 19, 2010 in the Issuer's Information Statement on Schedule 14C, as filed with the Securities and Exchange Commission on February 16, 2010., as of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 206,097,604 shares of Common Stock, constituting 86.9% of the Issuer’s Common Stock, which includes (i) 40,534,000 shares of Common Stock that are issuable upon conversion of 40,534 shares of  Series B Convertible Preferred Stock; (ii) 585,654 shares of Common Stock; (iii) 159,516,000 shares of restricted Common Stock; and (iv) non-qualified stock options to purchase 5,461,950 shares of Common Stock at an exercise price of $0.0041 per share.  Does not include non-qualified stock options to purchase 16,385,850 shares of Common Stock at an exercise price of $0.041 per share, which are not vested and not exercisable within the next sixty days.  The Issuer has obtained approval from its stockholders of the Charter Amendments.  Immediately upon the effectiveness of the Share Increase Amendment, the 40,534 shares of Series B Convertible Preferred Stock will convert into 40,534,000 shares of Common Stock and  the options to purchase 5,461,950 shares of Common Stock at an exercise price of $0.0041 will fully vest and become immediately exercisable.  Additionally, upon the effectiveness of the Charter Amendments, Mr. Wolf’s percentage of the class of securities identified above will decrease as a result of the conversion of 1,389,684 shares of Series A Convertible Preferred Stock and 1,188,439 shares of Series B Convertible Preferred Stock into shares of Common Stock, that are currently issued and outstanding.

(b)           The Reporting Person has sole voting and dispositive power with respect to all 206,097,604 shares of Common Stock.

(c)           On February 11, 2010, the Issuer issued to the Reporting Person 159,516,000 shares of restricted Common Stock in consideration for the Reporting Person agreeing to serve as Executive Chairman of the Board of Directors, and options to purchase 21,847,800 shares of Common Stock in consideration for the Reporting Person’s services as a director of the Issuer. The options have an exercise price of $0.0041 per share and vest as follows: commencing as of the Effective Date, 25% vest immediately, and 25 % vests on each of the first, second and third anniversaries of the date of grant.  The options cannot vest prior to the effectiveness of the filing of the Charter Amendments, and in the event the Charter Amendments are not filed prior to September 1, 2010, the options shall be deemed immediately canceled.

 (d)           Not applicable.

 (e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           Except as set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Issuer, including, but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loans or option agreement, puts or call, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 4, 2010	/s/ Jay Wolf
Jay Wolf